US$750,000,000	Filed pursuant to rule 433
Floating Rate Subordinated Notes due 2016 (re-opening) File No. 333-132177

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Aa2/A+/AA (Moody’s / S&P / Fitch)
Trade Date:	February 9, 2007
Settlement Date:	February 16, 2007 (T+5 days)
Maturity:	June 9, 2016
Par Amount:	U.S.$750,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding Floating Rate Subordinated Notes due 2016 issued on June 9, 2006, and the aggregate principal amount of this series of notes will be $1,350,000,000.
Ranking:	Subordinated
Coupon:	Three-month USD LIBOR (Telerate) plus 0.27% per annum. The interest rate for the current interest period is 5.62313% per annum.
Discount Margin:	Three-month USD LIBOR (Telerate) plus 0.24%.
Public Offering Price:	100.217% plus accrued interest from December 11, 2006
Net Proceeds to Citigroup:	Approximately $756,476,452 (before expenses but including accrued interest).
Interest Payment Dates:	The 9th day of each February, May, August and November of each year, with adjusted modified following business day convention. The next interest payment date is March 9, 2007.
Interest Rate Determination Dates:	Two London business days prior to the start of each Interest Payment Date.
Day Count:	Actual/360.
Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the subordinated notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$100,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.
Senior Co-Lead Managers:	Bear, Stearns & Co. Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Junior Co-Lead Managers:	Banc of America Securities LLC
Credit Suisse Securities (USA) LLC
Lehman Brothers Inc.
Loop Capital Markets, LLC
UBS Securities LLC
The Williams Capital Group, L.P.

CUSIP:	172967 DM 0

ISIN:	US172967DM09

Common Code:	025744497
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.